THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Principal Amount: $27,500.00 Issuance Date: April 10, 2026

Applife Digital Solutions Inc, a Nevada company (“**Maker**”), promises to pay to the order of SportsAlert Media, LLC., or its registered assigns or successors in interest (“**Payee**”), or order, the amount set forth above as the Principal Amount, in lawful money of the United States of America, on the terms and conditions described below. All cash payments on this Promissory Note (this “**Note**”), when due and payable hereunder, shall be made by check or wire transfer of immediately available funds or as otherwise determined by Maker to such account as Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. **Principal.** The principal amount of this Note and any other amounts payable hereunder, shall be due and payable in full upon the earlier of (i) October 10, 2026 (the “**Maturity Date**”) and (ii) the Company’s issuance or sale of debt or equity to one or more investors who are not Affiliates, officers, directors, employees or existing shareholders of the Company (or their immediate family members), in one transaction or a series of related transactions, in a priced equity financing round with a fixed pre-money valuation, where the Company receives aggregate gross proceeds of at least One Million Dollars ($1,000,000) excluding the amount of principal and accrued interest under this Note, (the “**Qualified Transaction**”). The principal balance may be prepaid at any time without penalty.

2. **Interest.** Interest shall accrue on the unpaid principal balance of this Note at a rate of 10% per annum.

3. **Default Interest.** Any Principal Amount or interest on this Note which is not paid when due shall bear interest at the rate of the lesser of (i) fifteen percent (15%) per annum and (ii) the maximum amount permitted by law from the due date thereof until the same is paid (“Default Interest”). Interest and Default Interest shall be computed on the basis of a 365-day year and the actual number of days elapsed.

4. **Inducement Shares.** Upon execution of this agreement the Maker will issue Payee, 2,750,000 shares of common stock as an inducement for the Payee to loan the Principal Amount to the Maker pursuant to this Note. The shares will be duly authorized, validly issued, fully paid, and non-assessable, and free of any liens or restrictions beyond the standard securities legend already on the Note.

5. **Conversion Right.**

(a) *Optional Conversion.* At any time prior to payment in full of the outstanding principal and accrued interest under this Note, Payee shall have the right, at Payee's sole election, to convert all or any portion of the outstanding principal balance and accrued but unpaid interest into shares of common stock of Maker (the "Conversion Shares") at a conversion price equal to the lesser of (i) a twenty percent (20%) discount to the per-share price paid by investors in the Qualified Transaction (the "Discount Price") or (ii) the quotient obtained by dividing a pre-money valuation of $6,480,082 by the total number of shares of Maker's common stock outstanding on a fully diluted basis immediately prior to the Qualified Transaction (the "Valuation Cap Price") (such applicable price, the "Conversion Price").

(b) *Conversion Upon Qualified Transaction.* Upon consummation of the Qualified Transaction, Payee may elect to convert this Note by delivering written notice to Maker no later than five (5) business days following Maker's written notice to Payee of the closing of the Qualified Transaction. Maker shall deliver to Payee written notice of the anticipated closing of the Qualified Transaction no later than ten (10) business days prior to such closing.

(c) *Mechanics.* Upon conversion, the converted portion of this Note shall be cancelled and deemed paid in full, and Maker shall issue to Payee a number of Conversion Shares equal to the quotient obtained by dividing the converted

amount (principal plus accrued interest) by the Conversion Price. Maker shall deliver to Payee evidence of the issuance of such shares within ten (10) business days of conversion. The Conversion Shares shall carry the same rights, preferences, and privileges as the shares issued to investors in the Qualified Transaction, and shall be subject to the same restrictions on transfer set forth in the legend above.

(d) *Anti-Dilution.* If, prior to conversion or repayment of this Note, Maker issues additional shares of common stock or securities convertible into common stock at a per-share price less than the Conversion Price then in effect (other than (i) shares issued pursuant to an employee equity incentive plan approved by the Board of Directors, or (ii) shares issued upon conversion of this Note), the Conversion Price shall be adjusted to equal such lower issuance price.

6. **Application of Payments.** All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable and documented attorney's fees, then to accrued interest and finally to the reduction of the unpaid principal balance of this Note.

7. **Events of Default.** If any of the following shall occur (each a "**Default**"): (a) Maker fails to pay, when due, all or any part of any principal or other payment required to be made hereunder; or (b) any representation or warranty made by Maker in this Note shall have been incorrect in any material respect when made; or (c) Maker shall fail to perform or observe any term, covenant or agreement contained herein to be performed or observed by it; or (d) Maker shall be generally not paying its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against any such person or entity seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such person or entity or for any substantial part of its property; or Maker shall take any action to authorize or effect any of the actions set forth above in this clause (d); or (e) any provision of this Note shall at any time for any reason be declared to be null and void by a court of competent jurisdiction, or the validity or enforceability thereof shall be contested by Maker, or a proceeding shall be commenced by Maker or any person seeking to establish the invalidity or unenforceability thereof, or Maker shall deny that Maker has any liability or obligation hereunder; then, Payee may (i) declare the unpaid principal balance hereof and all other sums payable hereunder to be immediately due and payable, whereupon the sum of (x) the outstanding principal amount of this Note and (y) any other amounts outstanding hereunder shall become and shall be forthwith due and payable, without diligence, presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, and (ii) exercise any and all of its other rights under applicable law and/or hereunder.

8. Cost of Collection. If default is made in the payment of this Note, the Maker shall pay the Payee hereof costs of collection, including reasonable attorneys' fees.

9. **Use of Proceeds** Maker will use the proceeds from the sale of this Note for general working capital and for other general corporate purposes.

10. **Unconditional Liability.** Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker's liability hereunder.

11. **Notices.** All notices, statements or other documents which are required or contemplated by this Note shall be: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party or (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so

transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

12. **Governing Law.** THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, INTERPRETATION AND PERFORMANCE OF THIS NOTE SHALL BE GOVERNED BY, THE INTERNAL LAWS OF THE STATE OF NEVADA, WITHOUT GIVING EFFECT TO ANY PROVISION OR RULE (WHETHER OF THE STATE OF NEVADA OR ANY OTHER JURISDICTIONS) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTIONS OTHER THAN THE STATE OF NEVADA.

13. **Severability.** Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14. **Amendment; Waiver.** Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of Maker and Payee.

15. **Assignment.** Other than in connection with a business combination, no assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

[*Signature page follows*]

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the above Issuance Date.

Applife Digital Solutions Inc.
a Nevada corporation

By: Barrett Evans

Name: Barrett Evans
Title: Chief Financial Officer

Agreed and Accepted:

SportsAlert Media, LLC

By:

Name: Michael Hill
Title: Managing Member